

June 3, 2015

<u>Via E-Mail</u>
Mr. F. Scott Dueser
Chairman of the Board, President and Chief Executive Officer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, TX 79601

Re: First Financial Bankshares, Inc.
         Registration Statement on Form S-4
         Filed May 12, 2015
         File No. 333-204088

Dear Mr. Dueser:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Front Cover Page of Prospectus/Proxy Statement</u>

1.   In the second paragraph of your disclosure, please revise your reference to the amount of the merger consideration being "subject to certain adjustments" to identify the bases for adjustment and the extent to which there are any limits on the amounts of the adjustments. Please also disclose that the amount of consideration to be paid for each share of stock of FBC Bancshares will not be determined until after the shareholders of FBC Bancshares have voted on the merger.

Summary, Material U.S. Federal Income Tax Consequences of the Merger, page 6

2.   We note your statement on page 6 and page 46 that "Neither First Financial nor FBC has requested an opinion of counsel as to qualification of the merger as a reorganization under Section 368(a) of the Code." Please revise your disclosure to clarify the intended meaning of your statement given that a tax opinion, which is listed as Exhibit 8.1 to the registration statement, is required to be filed due to the material tax consequences of this transaction. Refer to Item 601(b)(8) of Regulation S-K.

3.   In the first paragraph following "U.S. Federal Income Tax Consequences of the Merger Generally" on page 46, please revise the disclosure to remove the improper qualification that the discussion "assumes that the merger … will qualify as a reorganization within the meaning of Section 368(a) of the Code."

Opinion of FBC's Financial Advisor, page 28

4.   As required by Rule 1015 (b)(4) of Regulation M-A, please revise the second full paragraph on page 33 to disclose the actual compensation to be received by Vining Sparks.

Opinion of Vining Sparks, Appendix B

5.   The limitation on reliance in the last paragraph on page B-2 of the fairness opinion appears inappropriate. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief